PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Drilling Intersects Breccias with Anomalous Ni, Cu & Zn in Montcalm Intrusive

West Timmins Nickel Project, Timmins, Ontario

First drill program complete Ten targets evaluated Sulphide breccias intersected in Montcalm Intrusive Priority activity to continue near Montcalm Mine

February 27, 2006, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN) is pleased to announce that it has completed a 15 hole, 3,413 metre drill program testing 10 conductor targets in the Montcalm Mafic Intrusive Complex (MFI) on the West Timmins Nickel Project, west of Timmins Ontario.  The Project is based upon an Option and Joint Venture Agreement with Falconbridge Limited (“Falconbridge”) whereby PFN may earn up to a 100% interest.  The West Timmins Nickel Project covers 355 square kilometres (87,720 acres) 60 km west of Timmins, Ontario (see Location Figure below).  To date, PFN has expended approximately $1.4 million on the project, and has met its 2006 work commitments.

West Timmins Drilling - Selected Assay Intervals
Hole	from (m)	to (m)	width (m)	Host	Cu %	Ni%	Zn%	3E ppb (Pt-Pd-Au)
WTM-05-12	48.0	50.0	2.0	gab / breccia	0.10	0.13	0.00	109
WTM-05-13	72.8	74.0	1.3	gabbro	0.05	0.14	0.01	126
and	149.0	150.0	1.0	gabbro	0.10	0.13	0.00	47
WTM-05-14	125.6	126.0	0.4	mafic breccia	0.12	0.01	0.01	27
and	132.0	134.0	2.0	mafic breccia	0.08	0.01	0.00	38
and	172.0	175.0	3.0	mafic breccia	0.03	0.01	0.00	25

PFN’s exploration efforts on the West Timmins project have been focused on evaluating AeroTEM conductors defined by follow up ground geophysics (mag & Max Min), prospecting, and geochemical programs within the intrusive complex.  The results of this work defined a number of targets throughout the MFI of which 10 were drill tested.  Significant sulphide mineralization (see table) was intersected, returning anomalous copper (up to 0.12%) and nickel (up to 0.14%) values. To the southwest of the Montcalm Mine the intersected sulphides in drill holes WTM05 -12, 13, and 14 were hosted in a brecciated gabbro similar to those hosting the mine mineralization.

PFN will be working jointly with Falconbridge to define new deep conductive targets with corresponding magnetic signatures similar to those identified at the Montcalm Mine. There are numerous additional targets, defined by ground geophysics (Mag. & EM), down hole conductors, coincident geochemical anomalies, and geology that remain to be tested.

News Release	1	February 27, 2006

The West Timmins Nickel Project is adjacent to Falconbridge’s Montcalm deposit.  The deposit contains an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.9 million tonnes grading 1.51% nickel and 0.73% copper are in the measured and indicated category and are expected to support a mine life of 8.5 years. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, approximately 90 km to the east (See Location Figure).

For the past several years PFN has focused exclusively on platinum group metal (PGM) exploration, and for the past three years PFN has had one of the most aggressive PGM exploration budgets in North America. Our exploration team, in addition to its expertise in platinum group metals, has considerable expertise in base metal exploration and now has the opportunity to be associated with Falconbridge, providing a strategic link with a major mining and smelting partner in the Sudbury-Timmins Area.  Under the terms of the Agreement PFN may spend $4 million over a 4 year period in order to vest with a 100% interest in the Project. Falconbridge, for its part, will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first. Under the Agreement, PFN acts as Project Operator.

The Qualified Person for this release is John Londry, VP Exploration. Assay results were provided by SGS Laboratories of Toronto, Ontario.  The half-core samples were prepared at SGS’s site in Garson, Ontario, and forwarded to SGS’s analytical facilities in Toronto.  Analyses for Au, Pt, and Pd were done using a lead collection fire assay with an ICP finish, and for base metals and trace elements using an aqua regia digestion with an ICP-ES finish.  PFN follows a strict QA/QC protocol of inserting standards, duplicates and blanks for each batch of samples.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. In late 2004 PFN established a Base Metals Division and has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.7 million in working capital and no debt.

On behalf of the Board of Directors Harry Barr President and CEO
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release	2	February 27, 2006